Item 1. Description of Business

TechSoup’s Mission and History

As outlined in the Offering Circular, qualified on September 28, 2018, TechSoup is a deeply mission-driven nonprofit that embraces the spirit of innovation characterizing the high-tech world. The Organization plays two roles in facilitating technology adoption to effect social change. First, TechSoup is a global marketplace of technology products, services, and content for validated NGOs. Second, TechSoup is a resource-matching platform for the social sector.

The TechSoup mission is to build a dynamic bridge that leverages technology to enable connections and innovative solutions for a more equitable planet.

The Organization seeks to unlock the vast potential of technology for the more than 12.3 million NGOs around the world by providing a trusted global platform for capacity-building resources in the social sector – and for any philanthropic program that seeks to amplify its impact through thoughtful deployment of technology. TechSoup does this by bringing together impactful allies and by partnering intelligently with others who offer trusted solutions in diverse areas.

In a networked but fragmented space, TechSoup is seeking to pioneer new ways to connect sector needs with a more broadly conceived base of supply. TechSoup engages a vast civil society ecosystem today and seeks to broaden it further. In this way, the Organization supports its diverse social sector community in identifying the areas of greatest need, matching up those needs with appropriate technological solutions and skills, and helping remove barriers to adoption.

In 1987, Daniel Ben-Horin founded the Organization under the name The CompuMentor Project after discussing the technology needs of NGOs on the first online community, “The WELL.” Mr. Ben-Horin’s objective was to create a program in which those with technology skills (“mentors”) volunteered to assist NGOs in the San Francisco Bay Area in gaining a foothold with new information technologies. The Organization also began soliciting donations of technology products, at first from tech magazines which donated review copies of software, and later directly from companies to support NGOs that CompuMentor was also matching with mentors.

In 2000, TechSoup.org was launched as the “online place for nonprofit technology.” The website aggregated technology articles, templates, and forums to connect the growing field of nonprofit technical assistance providers to NGOs with growing needs to technologically enable their organizations. A business plan was developed a year later and key talent hired to add an e-commerce platform for “in-kind” technology product donations. Rebecca Masisak, was hired in 2001 to launch this e-commerce platform and chart its growth, and later became the organization’s CEO in 2012 after having been co-CEO for the prior six years.

The new service offered a one-stop shop for donated technology products and eligibility verification. The business model was based on an innovative “triple-win” approach – benefits for technology companies and NGOs, as well as a sustainable revenue stream for CompuMentor. “No-cost outsourcing” for technology companies paved the way for their “in-kind” product donations to scale rapidly without growing support and administrative costs. NGOs could be validated and then shop in one place to find an array of technology product donations as well as advice and helpful content. CompuMentor’s service was sustained by administrative fees, which covered operations and were reinvested in educational content and training. This e-commerce approach to in-kind technology products quickly grew and expanded to serve NGOs across the United States.

In 2005, the Organization piloted expansion of the TechSoup.org program outside the United States. Under Ms. Masisak’s leadership, the TechSoup Global Network was founded in 2006 and has grown to include over 60 partner NGOs operating as a social enterprise in partnership. In 2009, the Organization changed its name to TechSoup Global.

Today, approximately 10.1 million annual visitors from 236 countries and territories connect to TechSoup’s websites for technology resources, information, training, and support. These users are able to access articles and other educational content in 39 languages, participate in webinars and forums, and attend both online and in-person community events in order to collaborate, share best practices, and maximize their impact.

TechSoup’s Current Business

In aggregate, TechSoup has data records for more than 1 million organizations globally, and it has facilitated the distribution of more than $12 billion in donated technology and other critical resources. Driven by demand from NGOs, libraries, foundations, and donors, the technology product offers have grown to reach more than 155,000 NGOs a year in 236 countries and territories, helping more than 100 corporate and local donors distribute an annual retail volume of more than $481 million directly through its platform. TechSoup facilitates an additional $1.189 billion worth of product offers and other critical resources distributed to NGOs by donors off-platform.

For the past several years, TechSoup has invested heavily in strengthening and building new infrastructure, assets, and capabilities. TechSoup has created a truly global distribution network. The Organization has created nimble validation and outreach capabilities that allow it to reach NGOs in almost every country and territory in the world, supported in 39 languages. TechSoup has a highly trusted, compelling brand among NGOs, grantmakers, and for-profit donors. The Organization has completed a major rebranding campaign to strengthen its messaging and greatly improve the online and offline user experience. The Organization has strong partnerships with the world’s leading technology providers that maximize the impact of the resources they want to provide for social change.

A total of 213 persons are employed by TechSoup, 201 of which are classified as full-time (working 40 hours per week).

TechSoup’s Future

As noted in the Offering Circular, TechSoup began strategic planning in 2009, in part guided by an engagement with Accenture to develop cloud computing strategies. Since 2009, the following five goals have been TechSoup’s compass, consistently guiding its work:

1.	Bring the advantages of technology and cloud computing to the sector;
2.	Harness the value of the data collected on NGOs globally to benefit NGOs and civil society globally;
3.	Significantly enhance user experience and engagement with high-quality, localized curation of global technology resources;
4.	Strengthen the international TechSoup Global Network by co-designing programs with NGO partners that would foster innovation and expand reach internationally; and
5.	Strengthen and broaden donor and funder relationships to leverage the reach, brand, positioning, NGO data, technology platform, and capabilities of the Organization’s network.

By centralizing product availability and information, TechSoup created a more effective “one-to-many” relationship that benefited nonprofits and corporations alike. Charging low, but sustainable, administrative fees to recipient NGOs generated operating revenue for the Organization as well as funds to invest in value-added services. TechSoup’s model of supporting technology product donations has resulted in two sets of key stakeholders who interact through a common platform, where one group’s benefits from joining the platform depend upon the size and engagement of the other group.

The underlying capabilities built to support its award-winning product donation program now enable a wider range of stakeholders to give, receive, and share a more diverse set of resources. TechSoup’s best-in-class validation solutions, matching algorithms, and front-end application development are bridging the gap between the supply of resources and the unmet needs of those working for social good.

TechSoup is leveraging online platforms to aggregate resources of all kinds for NGOs, from innovative ideas, to money, to volunteer resources, to consulting services, to products. The Organization is working to increase transparency and facilitate cross-border giving. The Organization not only provides data and metrics to bolster the impact of philanthropic investments, but also acts as a curator and steward of quality data on, in, and for the social sector. TechSoup has now begun to change its delivery model to align with its technology partners who have moved increasingly to subscription-based Software as a Service (SaaS) models and cloud computing.

TechSoup has generated sufficient self-sustaining revenue over the past 17 years to support its operations, research and development (“R&D”), and investment in new programs through its innovative, “triple-win” business model, in addition to retaining $3.58 million in cumulative surplus. TechSoup’s earned income in FY19 was more than $26.1 million, with an additional nearly $11.9 million generated and retained by its Global Network Partners. The business model was built around “in-kind” technology product donations.

Differentiation/Market Position – “Why TechSoup?”

As described in the Offering Circular, the following capabilities are what differentiate TechSoup from every other player in this space:

Partner Network: The TechSoup Global Network of operating partnerships has unparalleled expertise in designing and operating successful nonprofit programs, outreach, and events globally. The network partners, more than 60 independent nonprofit organizations from countries around the world, are trained and experienced in nonprofit validation and operate with common standards, processes, systems, and values. The partners deliver value-added technology programs as well as locally relevant programming. Collectively, TechSoup and its partners can offer highly-customized, effective, and location- specific programs in 39 languages. The leadership and strategic thinking of this network are unparalleled and allow for a rare mix of hyper-local expertise powered by global infrastructure.

Knowledge and Experience: TechSoup combines the best of global and local capabilities, which allows it to find win-win solutions for businesses and nonprofits and to foster collaborations across diverse allies. Many of the TechSoup staff bring private sector skills, like deep expertise in nonprofit law and technology, coupled with a motivation to make a difference in the world. The unique combination of the talents, experience, and long tenure of the TechSoup staff contributes to the Organization’s sustainability.

Brand: With over 30 years serving the sector, TechSoup occupies a unique and trusted position with stakeholders. Diverse social sector actors view TechSoup as a valuable resource and as an organization that understands and supports the specific interests and needs of NGOs.

Donor Relationships: TechSoup has cultivated excellent, long-term relationships with technology corporations such as Microsoft, Adobe, Symantec, Intuit, and Cisco. These relationships have grown and diversified as the technologies, business models, and giving goals of these corporations have changed over the past 17+ years. Over time, close to 100 other technology providers, both for profit and not-for-profit, have joined TechSoup. More recently, new leaders like Google, Boeing Corporation, The World Bank, and several others have come to TechSoup to support their philanthropic goals. TechSoup is a respected resource that has built the relationships to weather change, leverage opportunities, and provide excellent and consistent value to donors.

Commitment to Data: In aggregate, TechSoup has data records for more than 1 million organizations globally. More than 600,000 of these organizations are located outside the US, many of them in countries where public sources of charitable data are difficult to access. TechSoup recently completed an intensive year-long data quality project, cleaning its data and preparing data management tools to ensure readiness for rapid scaling in the coming years.

Ability to Scale: TechSoup successfully scaled its services on all dimensions. The numbers of technology donors and vendors, distribution partnerships, validation requests processed, and NGOs receiving technology products have all increased substantively. The Organization has grown its signature product donation program eight-fold since launch. Offline events, like online resources and forums, communicate with NGOs in 39 languages and in more than 60 physical locations. TechSoup has also scaled by creating and launching entirely new services such as NGOsource, Caravan Studios, NetSquared, and Community Boost_r.

Self-Sustaining Business Model: TechSoup is a sustainable social enterprise, with earned revenue generated through the collection of low administrative fees. In countries where network partners offer TechSoup programs, those fees are shared, and the majority is reinvested in country-specific capacity building. This means TechSoup covers costs and constantly improves value to nonprofits and product donors. The Organization has also diversified its revenue streams in order to ensure ongoing sustainability.

Market Position – Competitive Landscape, Cooperative Approach

A number of organizations populate the competitive landscape and ecosystem in which TechSoup operates; each provides services that may compete with some aspect of TechSoup’s offerings. No providers offer the comprehensive breadth of programming found at TechSoup. TechSoup’s market position is differentiated by the unique combination of the capabilities detailed in the previous section.

The following table summarizes organizations that present alternatives to TechSoup and describes how TechSoup positions itself with those market players. While a list of organizations in the competitive landscape and ecosystem was provided in the Offering Circular, changes within this set of organizations since filing, requires that this list be updated and shared here:

Organization	Description	Strengths and Opportunities
Benevity	B-Corporation focused on corporate giving and volunteering. Processes payments around the world. Runs a global nonprofit database and an NGO Causes portal, with robust profiles

●   Strong brand reputation with impressive corporate client list including Microsoft, Google, Nike, and Coca-Cola.

●   Leadership includes successful disruptive technology experience; staff has built expertise in nonprofit validation that is integrated with business processes.

●   An MOU between Benevity and TechSoup was signed in March 2016. TechSoup participates in Benevity’s Charity Advisory Council.

●   Focus on corporate giving is well complemented by TechSoup’s focus on NGO programs, NGO validation and in-kind philanthropy. The relationship enhances TechSoup’s presence in the corporate giving space and will introduce new corporate relationships to TechSoup

Candid (formerly Foundation Center and GuideStar US before their merger)

Foundation Center by Candid Provides information on philanthropy, fundraising, and grant programs. Maintains an extensive database on U.S. and, increasingly, global grantmakers and their grants. Operates research, education, and training programs designed to advance the knowledge of philanthropy.

GuideStar US by Candid Maintains a database and directory of all US nonprofit organizations garnered from IRS form submissions and augmented by nonprofits (impact and user-generated content)

Foundation Center by Candid

●   Strong brand reputation, particularly with grantseekers.

●   Has developed an expertise in mapping and data visualization projects, such as WASHfunders, a group of funders working together on water access, sanitation, and hygiene.

●   Focus on grants is complemented by TechSoup’s focus on NGO programs, validation, and in-kind philanthropy.

●   Success in raising significant investment in recent years.

GuideStar US by Candid

●   Potential partnership opportunities around data.

●   Widely seen as the best resource to inform US giving, and their strategy is to make giving more effective.

●   Sells data through APIs or lists of services.

●   Runs Charity Check, a type of validation service for US nonprofit status.

●   Invested in data and technology platform; have talented and well-connected innovation leadership.

●   Success in raising significant investment in the past couple of years.

●   Contracts with large corporations for US data.

●   GuideStar US and TechSoup have explored partnering opportunities.

Global Giving	Builds capacity of international NGOs to raise money online from individuals and corporations. Provides campaigns, content, and online engagement that help fuel corporate giving; does validations similar to equivalency determination, but for their own purposes.

●   Well-regarded brand, particularly by corporate giving program staff.

●   Often seeks ways to work collaboratively, including for NGO outreach and validation.

●   The cost of their validation makes it better suited for in-kind philanthropy, or for giving that does not require the robust vetting that cash grantmaking usually does

GOOD360	Formerly Gifts in Kind International. A nonprofit logistics service that connects companies that want to donate goods with nonprofits in need and individuals who want to help them. They specialize in small- and large-scale distribution of physical products to nonprofits.

●   Relationships with Walmart, UPS, the Home Depot, and HP, among others.

●   Recent change in leadership brings substantial corporate experience.

●   Developing a digital platform DisasterRecovery360, focused on alleviating needs in the aftermath of disaster, with a particular focus in the Southeastern US.

●   Potential opportunity to partner with TechSoup for global validation and possibly distribution as they seek to expand international footprint.

Silicon Valley Community Foundation (SVCF)	Well-resourced ($8 billion in assets under management) community foundation that provides donor advised funds as a service.

●   Active international grantmaking program for individual and corporate donors.

●   Provides philanthropic advisory services to corporate partners.

●   Potential opportunity to partner with TechSoup for global validation of nonprofits.

CAF America	Domestic and international donor advised fund that provides NGO vetting services.

●   Member of the CAF Alliance, headquartered in the UK, which manages $4 billion in charitable funds. One of nine offices comprising the alliance (located in the UK, Canada, Russia, Bulgaria, Brazil, Australia, India, South Africa, and the United States).

●   Offers services that can be an alternative to certain aspects of NGOsource.

●   Partnership discussions between CAF America and TechSoup have not moved forward.

TechSoup carefully considers the competitive landscape when pursuing new social enterprise activities. Where possible, TechSoup forms deep partnerships and focuses on cooperation. TechSoup seeks to develop partnerships and alliances with organizations that operate in the same space in order to grow value generated for its stakeholders and reach more communities in need. TechSoup’s long term vision is to contribute to and strengthen an ecosystem that will enable stronger capacity for civil society organizations and the communities they serve. TechSoup’s competitive advantages and open approach to collaboration position the Organization well in the competitive landscape.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for Financials

The following discussion and analysis should be read in conjunction with (i) TechSoup financial statements (See TechSoup Audit Reports for FY18 and FY191 in Item 7 below and, (ii) the section entitled “Description of TechSoup’s Business,” included in this Annual Report. All other discussions of TechSoup’s business and historical financials can be reviewed in TechSoup’s SEC qualified Form 1-A Offering Statement on EDGAR, filed on September 26, 2018 and qualified on September 28, 2018. To review all of TechSoup’s filings, search with CIK number 0001714680 on the EDGAR system at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The results of operations for the twelve months ending June 30, 2019 are not necessarily indicative of the results for any other fiscal period. The discussion also contains some forward-looking statements that involve risks, uncertainties, and assumptions. TechSoup’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in the Offering Circular previously filed on the EDGAR system.

Financial Performance

TechSoup is a well-managed 501(c)(3) public benefit corporation that is delivering value annually to hundreds of thousands of other NGOs worldwide using technology.

TechSoup is successfully managing paradigm shifts in the technology sector affecting its operations, including the transition to cloud computing. TechSoup is investing to diversify its offerings to support civil society based on long-range strategic planning, while simultaneously protecting the income generated from its core product donation programs to ensure ongoing sustainability.

Sustainable Business Model Built on Earned Revenue

Since the inception of its earned revenue services in FY02 through FY19, TechSoup generated a total of $318 million in earned revenue.2 Coupled with its contributed income from grants, TechSoup covered all of its operating expenses, R&D costs, and new program development over that 17-year period with earned income, in addition to retaining $3.58 million in cumulative surplus, a remarkable achievement for any 501(c)(3) organization. TechSoup’s innovative, “triple-win” business model enabled stable cash flow for operations, R&D, and investment in new programs during that period.

[1]	TechSoup’s Fiscal Year 2019 was from July 1, 2018 through June 30, 2019.
[2]	Earned revenue is equivalent to program service fees, net and membership revenues in the TechSoup financial statements.

TechSoup’s earned revenue in FY19 was more than $26 million, or 83% of the total revenue the Organization generated that year. New service lines generated just under $6.5 million of total earned revenue with a year-over-year annual growth rate of 25%. Product donation programs in their 17th year of operation represented the balance of earned revenues at $19.7 million. As forecasted, growth for this line of business declined in FY19 due to anticipated changes in the NGO Technology Marketplace suite of programs. This change is further described in the Historical Financials - Operating Results section that follows. An additional $7.6 million was generated and retained in the same period by TechSoup’s global network of NGO partners, which is not reflected in TechSoup’s net earned revenue but is a part of the social impact of its business model. In total, TechSoup and its global network of independent NGO partners generated gross revenues3 of $44 million in FY19.

The $26 million of earned revenues in FY19, which were primarily generated from administrative fees from product donation programs and increasingly cloud subscriptions in the NGO Technology Marketplace and new service lines, were paid by 155,000 nonprofit customers. The Organization and its network have historically re-invested a significant portion of gross earned revenues into their services and network, generating additional value for their customers.

It is important to note that the total estimated retail value of products that TechSoup distributes to its nonprofit customers is much greater than these earned revenue figures indicate. In FY19, TechSoup distributed products and services worth approximately $481 million4 to nonprofits directly through its platform. These organizations, through their TechSoup registration, were connected with an additional $1.189 billion worth5 of cloud subscriptions, donations, grants, volunteer time, and special charitable offers, which were facilitated by TechSoup off-platform and offered directly from corporations, foundations, and government agencies to charitable organizations.

Revenues from Grants

Since FY02, TechSoup has cumulatively raised more than $70.2 million from over 50 foundations, corporations, and other institutional funders. Despite strong earned revenue results, TechSoup has continued to seek grant projects as a form of “social R&D” that enable the Organization to expand into new geographies, bring on new partner organizations, serve new communities, and pilot new kinds of mission-critical programming. In FY19, TechSoup’s contributed income from grants was $5.2 million (almost 17% of total revenue and support) and was mostly to support its new program areas.

Diversifying Revenue Streams to Further Strengthen Financial Stability

As noted in its Offering Circular, the Organization began diversifying its revenue streams in FY13, introducing new services in order to further strengthen its financial stability and ensure ongoing sustainability while meeting emerging market demands. Earned revenues were tracked for Global Validation and Data Services (including NGOsource and Validation Services) and Technology Solutions and Services in the NGO Technology Marketplace, which is a newer set of value-added technology-related offers including migration services, connections to consultants, training, discounted technology offers, and new and refurbished hardware.

As shown in Charts 1 and 2, net earned revenue for these new service lines grew from $854,000 in FY13 to nearly $6.5 million in FY19. In FY19, net earned revenues from new programs were almost 25% of total net earned revenues. Gross earned revenue from new services has grown slightly more rapidly. NGOsource gross earned revenue was $2.7 million (10% of total earned revenue), Technology Solutions and Services was $3.7 million (14% of total earned revenue), and Validation Services was $1.1 million (4% of total earned revenue).

[3]	Gross Earned Revenues includes all earned revenue generated across the entire network model, regardless of where retained in the network, as an indicator of market demand. It excludes payments made to technology providers.
[4]	Estimated retail value.
[5]	Estimated retail value.

Chart 1

Chart 2

As noted in the Offering Circular, the earned revenue generated by these new service lines contains recurring revenue streams that can be expected to continue in the future, with large numbers of repeat orders. For example, NGOsource is a membership-based service for which grantmakers pay a recurring annual fee in addition to transaction fees. Validation Services is based on a subscription model as well, including an annual licensing or API access fee. As noted in its Offering Circular and shown in Chart 3 below, TechSoup projects that these new service lines will shift its overall revenue makeup from largely transaction fees, which behave similarly to recurring revenues because of annual eligibility limits, to an estimated 47% by FY23 and 53% by FY26 of gross earned revenues generated by recurring revenues from memberships and subscription-based services. Going forward, TechSoup expects that its product donation program will continue to comprise a material portion of its revenue, and that new, diversified revenue streams will also fuel growth in customers for the Organization’s traditional programs.

Chart 3

As shown in Chart 4, in the last six years, TechSoup has invested approximately $9.5 million of its earned income and internal resources over and above ongoing operating costs to test and build out new products and services and to improve the efficiency of its core businesses while managing transformational changes. The market feedback and results of this investment have created a strong basis for a growth strategy upon which further investment will build.

Chart 4

For a more detailed description of the diversification and growth of TechSoup’s existing and new service lines, please refer to the Management’s Discussion of Financial Condition and Results of Operations in TechSoup’s Offering Circular.

Cost Management

TechSoup has managed its cost base well over the last 17 years, resulting in positive net surpluses in 13 of those years and a cumulative net surplus of $3.58 million. That 17-year period covered several years of rapid growth and several global economic declines. Starting in FY13, TechSoup experienced a period of major changes in the technology sector affecting TechSoup’s operations, including the transition to cloud computing. During that period, TechSoup’s ability to manage costs through improved expense controls, decisions to slow hiring, and strategic decreases in headcount when needed, was critical to its ongoing sustainability.

Taking on Outside Investment to Complete and Scale TechSoup’s Transformation

As noted in TechSoup’s Offering Circular qualified on September 28, 2018, TechSoup commenced offering debt securities in Fiscal Year 2019 (July 1, 2018 - June 30, 2019) in support of an $11,500,000 fundraising goal. By the end of Fiscal Year 2019, it had raised $1,242,700 and has additional commitments as of early FY20. In addition, during Fiscal Year 2019 the Nonprofit Finance Fund (NFF), a Community Development Financing Institution, committed to lending TechSoup up to $4,000,000. As of June 30, 2019, TechSoup had drawn down $500,000 against that loan based on term agreements. In FY19 and early FY20, TechSoup has also received two large recoverable grants via Donor Advised Funds of $100,000 and $2,500,000 respectively as well as increased donations and other grants. These three infusions of capital are all in support of TechSoup’s $11,500,000 overall fundraising goal. In addition, on September 29, 2019, TechSoup was qualified by the SEC for a second Regulation A+ / Tier 2 Offering (file number #024-11071) of $3,350,000 which is the outstanding amount required to be raised to meet the $11,500,000 overall fundraising goal from all sources.

The investment raised through this offering of debt securities will be used primarily for new product development for new service areas that have high growth potential for both earned revenue and social impact. The investments planned for new growth is also helping to significantly lower the transaction costs of TechSoup’s core business of in-kind technology distribution, while enabling new features and improvement in user experience.

HISTORICAL FINANCIALS

Operating Results

The following charts and discussion of TechSoup’s operating results refers to the end of TechSoup’s FY19 (June 30, 2019) compared to the end of its FY18 (June 30, 2018). Audited financial statements for FY19 and FY18 are provided in Item 7 of this Annual Report.

Consolidated Statements of Activities and Changes in Net Assets Year Ended June 30, 2019 and 2018

	2019	2018	Increase (Decrease)
REVENUE AND SUPPORT
Program service fees	$25,842,655	$31,605,913	$(5,763,258)
Grants and contributions	5,178,500	2,200,736	2,977,764
Donated goods and services	500	150,000	(149,500)
Membership revenues	331,434	237,025	94,409
Other income	21,117	11,910	9,207
Total revenue and support	$31,374,206	$34,205,584	$(2,831,378)
EXPENSES
Program services
Global Validation and Data Services	9,154,285	10,176,915	(1,022,630)
Apps4Good	5,816,997	5,936,603	(119,606)
NGO Technology Marketplace	11,824,171	11,202,960	621,211
Total program services	26,795,453	27,316,478	(521,025)
Supporting services
General and administrative	5,408,052	5,482,477	(74,425)
Fundraising and development	2,069,415	1,249,339	820,076
Total expenses	34,272,920	34,048,294	224,626
Increase in net assets from operations	(2,898,714)	157,290	(3,056,004)
Foreign currency translation adjustment	(14,056)	(2,923)	(11,133)
Changes in net assets	(2,192,770)	154,367	(2,347,137)
NET ASSETS
Beginning of year	7,873,264	7,718,897	154,367
End of year	$4,960,494	$7,873,264	$(2,912,770)

The Consolidated Statements of Activities and Changes in Net Assets chart above shows a decrease of $2,831,378 in total revenue and support over FY18. Total expenses in FY19 increased by $224,626 over FY18, a 1% increase.

As anticipated, earned revenue declined in FY19 due to changes in the product donation programs. Specifically, this decrease is attributable to changes in TechSoup’s Microsoft product donation program related to how Microsoft donations are delivered to the nonprofit sector. These changes are placing downward pressure on revenue for that specific line item within the NGO Technology Marketplace suite of programs. It is anticipated that revenue from new business lines will continue to expand and over time will help to diversify TechSoup’s earned revenue to offset reduced revenue from the product donation program. The small increase in expenses is primarily attributable to internal investment in TechSoup’s new service areas driven by TechSoup’s strategy to diversify earned revenue sources given projected decreases in product donation income over time. Net assets declined from $7,873,264 to $4,960,494 in FY19, a decrease of $2,912,770.

As noted in TechSoup’s Offering Circular, starting in FY13 TechSoup began to experience changes to earned income due to changing business models for some of TechSoup’s large corporate product donation programs as those companies accelerated their transition to cloud-based business models. As the adoption of SaaS has grown and technology companies continue to adjust their business models and philanthropy, TechSoup has seen shifts in available supply of product donation offers in its catalog, which has put downward pressure on the product donation programs’ revenue lines. TechSoup has anticipated this change and planned for it through a series of strategic actions including continued internal investment in new business lines, improved operational efficiencies in order to lower transaction costs on its historic programs, its close management of expenses, and its decision to take on outside investment. These actions are all intended to accelerate TechSoup’s transformation and the growth of newer service areas with potential for both high earned revenue and social impact. The reduction in earned revenue and net assets in FY19 are reflective of that anticipated change.

TechSoup continues to follow the cost management protocols described in the Offering Circular. In reviewing the above table and more specifically the Statement of Functional Expenses in Item 7 for FY19 and FY18 respectively, one can see that TechSoup’s program service-related expenses are generally lower in the FY19 period with the exception of Global Validation and Data Services. In FY19 TechSoup increased investment in the Global Validation and Data Services program with a focus on investment in new earned revenue programs that will offset the anticipated reduction in donation program fees. As part of TechSoup’s five-year strategic plan, it also anticipates making further investments in other program areas, which will be financed by TechSoup’s Regulation A Direct Public Offering (DPO) of debt securities. While General and Administrative overhead costs have gone down, Fundraising and Development costs have increased incrementally. This increase in fundraising costs year-over-year is $820,000 and is a reflection of fundraising expenses related to the Direct Public Offering as well as an increased focus on maximizing contributed revenue across the organization.

For a more detailed description of TechSoup’s efforts and internal investments over the past six years in anticipation of changes in earned income from its business lines, please refer to page 58 of TechSoup’s Offering Circular qualified on September 28, 2018.

Liquidity and Capital Resources

Consolidated Statements of Financial Position June 30, 2019 and 2018

	2019	2018	Increase (Decrease)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,425,579	$8,189,745	$(764,166)
Accounts receivable	2,011,973	1,426,128	585,845
Grants receivable	493,050	704,993	(211,943)
Prepaid and other current assets	1,137,984	781,515	356,469
Total current assets	11,068,585	11,102,381	(33,795)

LONG-TERM ASSETS
Property and equipment, net of accumulated depreciation	199,997	334,103	(134,106)
Deposits	118,971	117,675	1,296
Total long-term assets	318,968	451,778	(132,810)
Total assets	$11,387,554	$11,554,159	(166,605)

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES
Accounts payable	$2,473,693	$1,821,700	$651,993
Accrued vacation	1,423,075	1,320,030	103,045
Accrued liabilities	237,951	153,978	83,973
Deferred revenue	340,584	220,035	120,549
Deferred rent	84,678	165,152	(80.474)
Total current liabilities	4,559,981	3,680,895	879,086

LONG TERM LIABILITIES
Notes payable	$1,842,700
Accrued interest	$1,414
Deferred rent	$22,965
Total long term liabilities	$1,867,079

NET ASSETS
Unrestricted net assets
Unrestricted	1,307,339	5,601,463	(4,294,124)
Accumulated foreign translation	(162,693)	(148,637)	(14,056)
Total unrestricted net assets	1,144,646	5,452,826	(4,308,180)
Temporarily restricted net assets	3,815,848	2,420,438	1,395,410
Total net assets	4,960,494	7,873,264	(2,912,770)
Total liabilities and net assets	$11,387,554	$11,554,159	$(166,605)

As the Consolidated Statements of Financial Position chart above indicates, TechSoup had $11,387,554 in current assets as of June 30, 2019, a 1.4% variance from FY18.

Sources of unrestricted liquidity for TechSoup are traditionally from earned income which currently represented 83% of total revenue in FY19 and 93% of total revenue in FY18. In FY19 and presently, additional liquidity is also being derived from TechSoup’s financing event via the Regulation A, Direct Public Offering and the broader Growth Capital Campaign. An additional source of restricted liquidity is from contributed income allocated for specific projects and programs, in agreement with TechSoup’s funders.

Accounts payable and accounts receivable were both higher in FY19 compared with FY18. Increases in accounts payable were largely driven by growth in our charity sales programs. As our charity sales programs grow, end-of-month accounts payable due to our partners grows as well. Increases in accounts receivable were largely attributed to the significant increase in outstanding grant payments owed to TechSoup by funders. TechSoup’s grant-funded programs grew rapidly in FY19, and accounts receivable with funders grew accordingly.

As noted, the Growth Capital Campaign and Direct Public Offering have resulted in the addition of long term liabilities on the balance sheet. The Growth Capital Campaign has helped TechSoup maintain the operating cash it needs while at the same time making the internal investments required to scale its new business lines. One of TechSoup’s goals with the Growth Capital Campaign was to maintain stable operating cash as it navigates these changes to its earned revenue producing programs. FY19 financials demonstrate that TechSoup is managing these changes as planned.

Through TechSoup’s Growth Capital Campaign, the Organization has raised almost $8 million to date to finance its strategic plan. Part of that financing was through Regulation A+/Tier II notes raised in FY19, which sums to $1.24 million through FY19 and represents debt on TechSoup’s balance sheet. In addition, TechSoup has borrowed $500,000 from NFF as part of a loan agreement which also enables TechSoup to borrow an additional $3.5M over a two-year period as needed, and in accordance with the loan agreement.

In addition, in June of 2019, Fidelity Charitable made a $100,000 recoverable grant to TechSoup which is also included on TechSoup’s FY2019 balance sheet. In addition, Vanguard Charitable has made a $2.5 million recoverable grant as of July 2019 which will be reflected in FY20 financial statements. Recoverable grants are grants that may be repayable to the grantor under certain circumstances. The Fidelity Charitable recoverable grant and the NFF loan are long term liabilities in support of TechSoup’s Growth Capital Campaign but were not investments in TechSoup’s Regulation A+/Tier II Offering.

As of June 30, 2019, TechSoup has net assets of $4,960,494 and maintains cash reserves representing approximately three times its average monthly cash requirement which is historically the typical amount of cash that TechSoup keeps on hand. Overall cash and cash equivalents (which includes both restricted and unrestricted cash) for the FY19 period is $746,166 lower than the year prior.

At this time, there are no additional and material commitments for capital expenditures.

Plan of Operation

As noted in its Offering Circular, TechSoup’s diversification of its revenue streams is contributing to its sustainability despite inevitable shifts in the technology sector. The $11.5 million in proceeds that TechSoup is raising through its Growth Capital Campaign and the Direct Public Offering will be used during FY19 through FY23. TechSoup has prepared financial projections that indicate the ability to generate sufficient earned revenue growth and cost savings from efficiency gains to repay investors’ principal and interest within five years of their investments. After that period, TechSoup expects to continue to grow and to consider new innovations and additional services leveraging its platform as an essential component of civil society infrastructure.

Trend Information

As noted in the previous financial sections and in TechSoup’s Offering Circular, TechSoup is experiencing a decline in its product donation program fees. This reduction in unrestricted income was forecasted due to changes in delivery of product donations as noted in this report and in TechSoup’s Offering Circular. Historic trends in TechSoup’s earned income business lines are expected to evolve over time with anticipated changes in TechSoup’s product donations program and the continued growth of newer program services. Changes in TechSoup’s product donations program will place downward pressure on revenue for that specific line-item within the NGO Technology Marketplace suite of programs. In the short-term, that decline in revenue will be countered by cost reductions and increased grant dollars and growth in other programs. Over the longer-term, revenue from new business lines is forecasted to continue to expand and counter the changes in earned revenue from the product donation program. For a more detailed description of TechSoup’s different program services, growth plans and financial model, please refer to TechSoup’s Offering Circular.

Item 3. Directors, Officers And Significant Employees

TechSoup is a 501(c)(3) California nonprofit public benefit corporation governed by a qualified and uncompensated independent Board of Directors, and managed by business, technology, and social sector veterans.

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Business Experience

Senior Staff
Name	Position	Age	Start of TechSoup Employment or Term of Office
Rebecca Masisak	Chief Executive Officer	62	November 2001
Lynn Van Housen	Executive VP, Global Network, Technology Marketplace & Communications	59	February 2010
Marnie Webb	Chief Community Impact Officer & CEO, Caravan Studios Division	53	April 2000
Anna Sienicka	VP, TechSoup Europe & Executive Director, TechSoup Europe Foundation (Fundacja TechSoup)	41	September 2011
Geri Jin Doran	Chief Operating Officer	51	May 2005
Jackey Wall	VP, Enterprise Architecture & Chief Technology Officer	62	November 2013
Dan Webb	VP, Business Systems	54	July 2011
Paul van Haver	VP, Global Data Services & Executive Director of TechSoup UK	59	December 2011
Cameron Jones	VP, Technology Solutions & Services	51	April 2007
Jolie Bales	VP, Strategic Partnerships and Legal Affairs	63	January 2016
Ken Tsunoda	VP, Development	53	June 2013
Kevin Ryan	Chief Culture & Transformation Officer & General Manager, NGOsource	38	August 2016
Christopher Worman	VP, Alliances & Program Development	39	June 2013
John McDermott	VP, Finance	49	November 2001

TechSoup Board
Clem Bason	Chair, Board Member	43	April 2014
Reto Jauch	Vice Chair, Board Member	50	September 2006
Rebecca Masisak	CEO & Board Member	62	November 2001
Daniel Ben-Horin	Founder & Board Member	69	June 1987
Julie Pietrantoni	Secretary, Board Member	45	July 2007
Michael Saunders	Treasurer, Board Member	59	March 1999
Robert Frank	Board Member	46	July 2000
Joaquin Alvarado	Board Member	44	October 2008
Anthony Lee	Board Member	46	September 2004
Todd Khozein	Board Member	40	July 2012
Tony Grimminck	Board Member	42	October 2014
Camille Watson	Board Member	49	January 2015
Charles Armstrong	Board Member	47	August 2017
Mark Gitenstein	Board Member	72	October 2018
Sheila Warren	Board Member	42	October 2018

Senior Staff

Rebecca Masisak - Chief Executive Officer

Ms. Masisak joined TechSoup in 2001 to launch its e-commerce donation platform moving the organization from a local Bay Area focus to a national reach. In 2006, she founded the TechSoup Global Network to scale the program’s impact to expand reach to more than 200 countries. Ms. Masisak became CEO of the organization in 2012, after having served the prior six years as co-CEO. Ms. Masisak sets the strategic direction for TechSoup and provides executive oversight of all aspects of the organization and its global operations. Ms. Masisak previously worked as a strategy consultant with Coopers & Lybrand and in leadership roles at several Internet businesses. She obtained her M.B.A. from the Columbia University Business School. Ms. Masisak was recently named one of “The Most Influential Women of the Bay Area 2017” by the San Francisco Business Times, as well as one of the “Top 50 Power & Influence 2017” by the Nonprofit Times. Ms. Masisak co-leads the Bay Area Social Enterprise Leadership Forum and holds dual citizenship, Croatian and American.

Lynn Van Housen - Executive VP, Global Network

Ms. Van Housen provides executive oversight for the TechSoup Global Network and the NGO Tech Marketplace initiative. As leader of a network of 70 key nonprofit operating partners collaborating to serve more than 236 countries and territories, Ms. Van Housen sets network strategy, program development, governance forums and closely engages in network relationships. Ms. Van Housen’s team - which includes staff based in the United States, Europe, Asia- Pacific and Africa - provides ongoing support to partners that deliver TechSoup programs globally and is responsible for overall network performance and development as well as partner performance and relations. Ms. Van Housen previously worked in politics and communications consulting and holds an M.B.A. from Yale University and a B.A. from the University of Notre Dame. Ms. Van Housen has lived and worked in France and is fluent in French as well as her native English.

Marnie Webb - Chief Community Impact Officer, TechSoup & CEO, Caravan Studios, a Division of TechSoup

As TechSoup’s Chief Community Impact Officer, Ms. Webb is charged with developing a theory-of-change that connects TechSoup’s mission to frameworks such as the UN’s Sustainable Development Goals. Ms. Webb’s role provides strategic guidance to fundraising and development and to Global Marketing and Communications. Ms. Webb founded and also leads Caravan Studios, a division of TechSoup, which fosters more effective community mobile app development. Caravan Studios’ collaborative approach has engaged communities in the United States, Brazil and Qatar using a theory of technology intervention focused on issues they care about. Caravan apps that support organizations focused on alleviating domestic violence and human trafficking as a part of the Safe Shelter Collaborative (SafeNight); after-school food programs (Range); and time-sensitive volunteering opportunities (4Bells) are available in the iPhone and Google stores. Previously, Ms. Webb was co-CEO of TechSoup, initiator of the NPTech tagging experiment, and founder of NetSquared, a global community of tech activists working for social good. Named one of the Top 10 Silicon Valley Influencers by San Jose Mercury News, Ms. Webb is a sought-after writer and speaker on innovation, community, and the social web. In 2008, she won the NTEN “Person of the Year” award and was included in the Nonprofit Times’ list of the 50 most influential leaders in the US nonprofit sector.

Anna Sienicka - VP, TechSoup Europe& Executive Director, TechSoup Europe Foundation (Fundacja TechSoup)

Ms. Sienicka, based in Poland, leads TechSoup’s Europe-based foundation, which is the organization’s primary international office. Ms. Sienicka oversees community building, democracy, open data, and transparency programming in Europe; regional network leadership, partnerships, and fundraising activities across Europe; Tech Marketplace programs in Poland; and global network operations support. Ms. Sienicka has a Masters in Law and a Diploma in Intellectual Property from the University of Warsaw and a Master of Arts in Economy and Society from the Graduate School for Social Research at the Institute of Philosophy and Sociology of the Polish Academy of Sciences. Prior to joining TechSoup, she led a Polish NGO and successfully represented NGOs during parliamentary work on the amendment to the Act on Public Benefit and Volunteer Work and the amendment to the Act of Social Cooperatives. Ms. Sienicka also led a team of experts working on the draft of the Social Entrepreneurship Act. Ms. Sienicka speaks Polish, English and Russian.

Geri Jin Doran - Chief Operating Officer

Ms. Doran oversees finance and accounting, human resources, customer operations and administration for TechSoup globally. Prior to joining TechSoup in May 2005, Ms. Doran worked in the technology sector for over 10 years. As a strategy consultant at Accenture, Ms. Doran focused on ‘go to market’ strategies for both large and small hardware and software companies in the U.S. and Asia. Prior experience includes establishing joint ventures as a part of the AT&T subsidiary based in Shanghai, China and later for Accenture clients. Ms. Doran holds a B.S. in Chemical Engineering from East China University of Science and Technology and an M.B.A. from the Tuck School of Business Administration. Ms. Doran is bilingual and fluent in Chinese.

Kevin Ryan - Chief Culture & Transformation Officer & General Manager, NGOsource

Mr. Ryan joined TechSoup in 2016 as the Director of Operations of TechSoup’s revolutionary NGOsource project, helping lead the program to scale and improve its efficacy and reach. Subsequently, Mr. Ryan was promoted to General Manager of NGOsource and took on a dual role as a Chief Culture and Transformation Officer and General Manager, NGOsource. In these roles Mr. Ryan leads the NGOsource team and program as it continues to grow and expand US-based grantmaking for an ever-expanding roster of Member Grantmakers and to a constantly augmenting list of countries in every corner of the map. In addition, he serves as an executive leader helping shape and enhance TechSoup’s culture and communicate its strategy and progres toward transformation. Mr. Ryan brings a unique perspective and an extensive background in leadership and management to NGOsource and TechSoup. He has spent the better part of two decades work leading nonprofits in a variety of sectors. He has been a leader in organizations ranging from animal welfare to disaster response. Mr. Ryan has been instrumental in the creation of leadership training programs and networks for young professionals in the nonprofit realm as well as cofounded several statewide coalitions aimed at fomenting social change. He has been active in the legislative process and has consulted on several statewide initiatives. He has a Masters in Public Administration.

Jackey Wall - VP, Enterprise Architecture& Chief Technology Officer

Mr. Wall is the chief architect of TechSoup’s technology transformation and new enterprise platform architecture. and the organization’s CTO. Mr. Wall is a serial tech entrepreneur and just prior to his role at TechSoup, he worked on the Intelligent Integrated Manufacturing System project (IIMS), a multi-year project to develop a production-ready and secure cloud-based operations support system sponsored by the Department of Defense, NASA, and the State of Louisiana. Mr. Wall holds a B.A. from DePaul University and a Masters of Education from Colorado State University. He has held PMP certification and holds both the Six Sigma Green Belt and Black Belt certifications in project management and lean methodologies from his time at Caterpillar.

Dan Webb - VP, Enterprise Business Systems

Mr. Webb is responsible for the design, implementation and maintenance of global business systems at TechSoup. Over the last 24 years, Mr. Webb, a dedicated entrepreneur, has founded and grown three successful technology and consulting and services businesses: ICX Online, AWx3, Inc., and IDG Inc., two of which were later sold. Prior experience includes working in Data Analytics and setting plans for scaling technology and services operations across geographies. Mr. Webb has a B.S. in Industrial Engineering from the University of Tennessee-Knoxville and prior experience as a consultant for Andersen Consulting (now Accenture), working with large companies, such as Motorola.

Paul van Haver - VP, Global Data Services

Mr. van Haver, heads the TechSoup UK registered charity and is responsible for TechSoup’s portfolio of validation and data services, serving clients globally. Mr. van Haver is a multilingual Dutch national, residing in the UK. He has lived and worked in many countries, and has managed distributed teams throughout his career. Mr. van Haver has a B.S. from the De Haagse Hogeschool / The Hague University of Applied Sciences and formerly worked as a consultant on large technology-led business transformation programs with PwC, CapGemini and Sapient across Europe. Mr. van Haver served in the Royal Netherlands Marine Corps as a Corporal Telecommunication Specialist serving in the Middle East and the Arctic. Mr. van Haver volunteers as an IT support manager for Peniel Academy and as an event organizer for the Trauma Recovery Center in Bath, UK.

Cameron Jones - VP Technology Solutions& Services

Ms. Jones oversees the development of innovative services and solutions for the global nonprofit sector, including IT consulting and management services, nonprofit validation services, and refurbished hardware. Ms. Jones has a long and successful track record of leading globally-distributed, cross-functional teams to implement complex programs across multiple geographies and languages. Prior to joining TechSoup Global, Ms. Jones worked in the private sector in the US, Europe, and Asia, managing distribution networks, leading marketing strategy efforts, and managing corporate services. Ms. Jones holds degrees from the Johns Hopkins School of Advanced International Studies (SAIS) and the INSEAD Business School. Ms. Jones speaks Spanish and has studied French and Chinese.

Jolie Bales - VP, Strategic Partnerships and Legal Affairs

Ms. Bales leads TechSoup’s Corporate and Strategic Partnerships, Legal and Global Eligibility teams. Ms. Bales brings to her role experience in law, philanthropic services, finance, and consulting. Highlights of her work prior to TechSoup include founding an SEC registered investment advisory firm, providing broad philanthropic advisory services to high-net-worth individuals and foundations, consulting with nonprofits on governance, fundraising and development, leading business development teams in large financial institutions and practicing law. Ms. Bales earned a B.A. from Pomona College magna cum laude, Phi Beta Kappa, and a J.D. from Boalt Hall, UC Berkeley, and completed studies towards a Ph.D. in Psychology at Georgetown University.

Ken Tsunoda - Vice President, Development

Mr. Tsunoda leads impact investments at TechSoup and also serves as Vice President of Development for the organization. He was previously General Manager of NGOsource, a project of the Council on Foundations and TechSoup, which reviews NGOs and certifies them as equivalent to US public charities through a process called Equivalency Determination. Mr. Tsunoda’s career has included management roles in nonprofit organizations, VC-backed technology start-ups, and leading global firms. Prior to TechSoup, he served as executive director of the Sager Family Foundation. He worked as the Executive Director of Young Presidents’ Organization (YPO) Peace Action Network, a nonprofit initiative that mobilized YPO’s global network of 20,000 business leaders to make an impact on regional conflict and poverty. Ken worked as Vice President, International at OffRoad Capital, where he was responsible for international business development. Ken has also worked in Japan with Sanwa Research, Sanwa Bank’s Tokyo-based strategy consulting group. Mr. Tsunoda earned an A.B. with honors in Physics from Harvard University, and an M.P.P. degree from Harvard’s Kennedy School of Government.

Christopher Worman - VP, Alliances& Program Development

Mr. Worman serves as Vice President for Alliances and Program Development at TechSoup, leading program design work with regional leads, executive team members, government, foundation and civil society partners around the world. Mr. Worman represents TechSoup on industry working groups on topics ranging from financial de-risking at the World Bank to philanthropic infrastructure with the Council on Foundations and digital transformation with Independent Sector. He is responsible for developing alliances that harness TechSoup’s community, technology and communications capacities. Mr. Worman joined TechSoup’s U.S.-based team after a role in program development for TechSoup Europe based in Warsaw. Prior experience included founding TechSoup Romania, establishing a leadership role in the Romanian community foundation movement, and consulting to foundations and corporations on international giving. Mr. Worman has graduate certification in nonprofit strategy from Harvard Kennedy School, undergraduate degrees in music and theater, and teaches masters level courses at the University of Vienna School of Economics.

John McDermott - VP, Finance

Mr. McDermott is head of global finance for TechSoup, having joined the organization as controller in 2001. Mr. McDermott oversees all finance and accounting functions, forecasting and budgeting, debt financing, international transactions processing, cash management and tax management for all US and foreign entities. Mr. McDermott is responsible for the enterprise’s banking and audit relationships. Prior experience includes roles as Chief Financial Officer for two technology start-ups in the San Francisco Bay Area. Mr. McDermott is Board Treasurer since 2014 for Community Technology Network, a San Francisco Bay Area nonprofit. Mr. McDermott is a graduate of Harvard University where he earned a A.B. in History with high honors.

TechSoup Board

Clem Bason - Board Chair

Mr. Bason is the CEO of DealBase Corporation, which operates several online travel sites focused on value-conscious consumers. Before DealBase, Mr. Bason was President of Hotwire, a business unit of Expedia Inc. and had worked at Gap Inc., McKinsey & Co., and Accenture. Mr. Bason received his M.B.A. from the University of California at Berkeley and earned a B.A. in Business Administration from the University of Delaware.

Reto Jauch - Board Vice Chair

Mr. Jauch is the Managing Partner of Schulthess Zimmermann & Jauch, an executive search firm. He conducts board and senior-level executive search assignments and advises business leaders on organization design and development. His clients include publicly traded and privately held organizations, and he advises clients in Financial Services, Private Equity and organizations in the Non-Profit and Public Sector. Reto is also co-founder of, and advisor to, the Board Mentoring Program. The program focuses on pairing experienced chairs and members of boards with strong female board candidates, with the aim of increasing gender diversity on boards. He is also a board member at TechSoup, a San Francisco-based technology provider for non-profits, charities and public services. Before founding and running an international search firm with offices in London, Zurich and New York, Reto was the European head and managing director of A.T. Kearney’s executive search and talent practice, where he led a team of 80 consultants in 10 office locations across Europe. He started his consulting career at a search firm with a European advisory focus. Mr. Jauch is fluent in French, German and English.

Daniel Ben-Horin - Founder and Member

Mr. Ben-Horin founded the San-Francisco based nonprofit, CompuMentor, later rebranded as TechSoup Global, in 1987. CompuMentor began by tapping volunteer resources on “The WELL,” one of the first online communities, for the social sector. Mr. Ben-Horin, co-CEO of the organization until 2012, then took the role of Founder and Chief Instigator, focusing on creating new insights, relationships, and opportunities for the organization to increase its social impact. Mr. Ben-Horin speaks and writes frequently on issues related to social justice and access to technology. Mr. Ben-Horin has been named as one of the 50 most influential leaders in the US nonprofit sector by the Nonprofit Times on four separate occasions and has received the 2009 “Lifetime Achievement Award” from the Nonprofit Technology Enterprise Network. Ashoka named Mr. Ben-Horin as one of its Senior Fellows in 2009. Mr. Ben-Horin has a B.A. in Psychology from the University of Chicago.

Julie Pietrantoni - Board Secretary

Ms. Pietrantoni is an associate at Cooley, Godward, LLP with a practice focusing on technology-related transactions, including software licensing, product procurement, hardware and software distribution agreements, development and technology transfer agreements, and strategic alliances. Ms. Pietrantoni has also assisted in a number of Cooley’s information technology outsourcing transactions.

Michael Saunders – Board Treasurer

Mr. Saunders is the president of Information Organizers, LLC. Prior to this role, Mr. Saunders was Editor at HandsNet for six years. During that period, Mr. Saunders oversaw the effort to make the shift from HandsNet Classic, a proprietary online service, to a totally web-enabled platform, WebClipper, to support more than 3,000 online members.

Robert Frank - Board Member

Mr. Frank was most recently CEO of Z Gallerie after serving as managing director for Japan at Gap Inc. and vice president of strategy and business development for Gap’s Banana Republic division. Mr. Frank has also worked for McKinsey & Company in San Francisco, where he was a leader of the firm’s West Coast retail and consumer group.

Joaquin Alvarado - Board Member

Mr. Alvarado has recently founded StudioToBe, a content development studio and collaborative workspace in Oakland, CA. He was previously the CEO of The Center for Investigative Reporting, and served as senior vice president for digital innovation at American Public Media and founding senior vice president for diversity and innovation at the Corporation for Public Broadcasting. Mr. Alvarado is also the founder of CoCo Studios, which promotes education and collaboration through game development for fiber and mobile networks.

Anthony Lee - Board Member

Mr. Lee is a managing director of Altos Ventures, where he focuses on software and digital media investments. Before joining Altos, he led marketing efforts for three start-up companies including Evolve Software (Nasdaq: EVLV, later acquired by Oracle). Mr. Lee co-founded and co-chaired the C100, a network of top Canadian technology leaders dedicated to supporting Canadian entrepreneurs. He is a member of the Pacific Council on International Policy and served as a term member of the Council on Foreign Relations. Mr. Lee is also a founding member of the Full Circle Fund, a venture philanthropy group based in San Francisco. Mr. Lee received his M.B.A. from Stanford University and earned a B.A. in Politics and Economics from Princeton University.

Todd Khozein - Board Member

Mr. Khozein is a Partner at SecondMuse and a pioneer in systems innovation based on biological models. In this context, he has studied and applied systems theory to organizational innovation, developing systems in industries ranging from medicine to entertainment. Mr. Khozein has extensive international experience working with corporations and governments. He holds a Doctor of Medicine and Bachelor of Arts from the University of New Mexico.

Tony Grimminck - Board Member

Mr. Grimminck is a co-founder of International Connector LLC, a boutique advisory firm focused on innovation. Previously he was the CFO of HotelTonight and served as the senior director of finance, strategy, and corporate development at StubHub, an eBay company. He previously worked as an investment banker at Goldman Sachs and J.P. Morgan, and was an Officer in the Australian Army. Mr. Grimminck is a graduate of the Royal Military College, Duntroon, and the Australian Defence Force Academy, and obtained his M.B.A. from Columbia Business School.

Camille Watson - Board Member

Camille Watson has 25 years of experience in marketing and general business management. Ms. Watson built consumer marketing and general management experience in the consumer packaged goods space at both Procter & Gamble and The Clorox Company before moving to the e-commerce space, as the Director of Marketing for Netflix, Inc. and then in Vice President of Marketing roles at Stubhub, Gamefly, and LivingSocial. She has also worked in the health care space as Chief Marketing Officer for Rally Health and JumpstartMD and currently consults with a variety of organization types. She serves on the Board of Trustees for Palo Alto University in addition to being a board member of TechSoup Global. Ms. Watson received both bachelor’s in psychology and masters of business administration degrees from Stanford University.

Charles Armstrong - Board Member

Charles Armstrong is a social entrepreneur based in London. Since 2009, Mr. Armstrong has specialized in helping cities cultivate new innovation districts through a combination of workspace development, support programs and community facilitation. Mr. Armstrong founded The Trampery, which has been involved in the realization of two clusters in London, UK, and one in Oslo, Norway. Clients and partners include the UK Prime Minister’s Office, Publicis Worldwide, Barbican Centre, City of Oslo and the British Fashion Council. Mr. Armstrong studied Social and Political Sciences at St John’s College Cambridge and went on to study with Lord Young of Dartington, one of the architects of Britain’s post-war society. He sits on the Mayor of London’s Workspace Providers Board helping develop policy for London’s entrepreneurial sector and is a Board Member of TechSoup Global as well as serving since 2009 on the board on Fundacja TechSoup based in Warsaw, Poland.

Sheila Warren - Board Member

Sheila Warren is the Head of Blockchain and Distributed Ledger Technology at World Economic Forum. Sheila previously served as VP of Alliances and Development & General Counsel for TechSoup and led a team of legal experts in nonprofit structures across the world. Ms. Warren joined TechSoup to found NGOsource, an innovative new service to support foundations giving grants outside the US, which was created with the Council on Foundations. Prior to TechSoup, she worked at prominent law firms in San Francisco and New York City, including Cravath, Swaine & Moore LLP. Ms. Warren holds an AB in economics, magna cum laude, from Harvard College and a JD from the Harvard Law School. Ms. Warren has lived and worked in India.

Mark Gitenstein - Board Member

Mark Gitenstein is the Former United States Ambassador to Romania. Mr. Gitenstein was formerly special counsel in the Government & Global Trade practice in Mayer Brown LLP’s Washington. DC office. He was appointed in 2009 by President Barack Obama to serve as the United States Ambassador to Romania, completing his term of service at the end of 2012. Along with Ted Kaufman, Mark was Co-Chair of Vice President Biden’s transition team in 2008. As US Ambassador to Romania, Mark actively promoted a fair and transparent environment for all investors and encouraged greater private sector involvement in state-owned enterprises. In 2012, Romanian President Traian Băsescu awarded Mark with the Star of Romanian Grand Cross, the country’s highest civil order. Before undertaking his ambassadorial role, Mark spent two decades as a partner at Mayer Brown. He was also previously the executive director of the Foundation for Change, Inc. and held several senior-level government positions, including chief counsel to the US Senate’s Judiciary Committee and chief counsel for the Judiciary Committee’s Subcommittee on Criminal Justice. He also served as counsel to the US Senate Intelligence Committee and counsel to the Senate Subcommittee on Constitutional Rights. Mark is the author of Matters of Principle, an award-winning book on his experience managing the Judiciary Committee staff during the confirmation battle over the nomination of Robert Bork to the Supreme Court.

COMPENSATION OF EXECUTIVE OFFICERS

The management of the Organization receives compensation through the salaries paid to them via a semi-monthly payroll process, deferred compensation and benefit premiums paid on their behalf.

Compensation of Three Highest Paid Executive Officers

NAME	POSITION	CASH COMPENSATION ($)	OTHER COMPENSATION ($)	TOTAL COMPENSATION ($)
Rebecca Masisak	Chief Executive Officer	$229,500	10,559	$240,059
Marnie Webb	CEO, Caravan Studios Division	$194,954	$22,225	$217,179
Geri Jin Doran	Chief Operating Officer	$183,647	$26,546	$210,193

Item 4. Security Ownership of Management and Certain Securityholders

TechSoup Global is a nonprofit entity and therefore no executive officers or directors are beneficial owners with voting securities.

Item 5. Interest of Management and Others in Certain Transactions

There are no current, proposed or previous transactions over the last two fiscal year for which TechSoup Global or subsidiaries are or will be a participant where there is direct or indirect material interest.

Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

TechSoup Global and Subsidiaries

Report of Independent Auditors and

Consolidated Financial Statements with Supplementary Information

June 30, 2019 and 2018

Report of Independent Auditors

The Board of Directors

TechSoup Global and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of TechSoup Global and Subsidiaries (the “Organization”), which comprise the consolidated statements of financial position as of June 30, 2019 and 2018, and the related consolidated statements of activities, functional expenses, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TechSoup Global and Subsidiaries as of June 30, 2019 and 2018, and the changes in their net assets and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 2 to the consolidated financial statements, the Organization adopted Accounting Standards Update (“ASU”) No. 2016-14, Presentation of Financial Statements of Not-for-Profit Entities. The ASU has been applied retrospectively to all periods presented with the exception of the omission of certain information as permitted by the ASU. Our opinion is not modified with respect to this matter.

Also, as discussed in Note 2 to the consolidated financial statements, the Organization adopted Topic 606 - Revenue from Contracts with Customers using the modified retrospective method applied to all contracts and ASU No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made using the modified prospective basis. Our opinion is not modified with respect to these matters.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating statement of financial position and consolidating statement of activities are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

/s/ Moss Adams LLP

San Francisco, California

October 24, 2019

Consolidated Financial Statements

TechSoup Global and Subsidiaries
Consolidated Statements of Financial Position
June 30, 2019 and 2018

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$7,425,579	$8,189,745
Accounts receivable, net	2,011,973	1,426,128
Grants receivable	493,050	704,993
Prepaid and other current assets	1,137,984	781,515
Total current assets	11,068,586	11,102,381

Long-term assets
Property and equipment, net of accumulated depreciation	199,997	334,103
Deposits	118,971	117,675
Total long-term assets	318,968	451,778
Total assets	$11,387,554	$11,554,159

LIABILITIES AND NET ASSETS
Current liabilities
Accounts payable	$2,473,693	$1,821,700
Accrued vacation	1,423,075	1,320,030
Accrued liabilities	237,951	153,978
Deferred revenue	340,584	220,035
Deferred rent	84,678	165,152
Total current liabilities	4,559,981	3,680,895

Long term liabilities
Notes Payable	1,842,700	-
Accrued interest	1,414	-
Deferred rent	22,965	-
Total long term liabilities	1,867,079	-

Net assets
Net assets without donor restrictions
Undesignated	1,307,339	5,601,463
Accumulated foreign translation adjustment	(162,693)	(148,637)
Total net assets without donor restrictions	1,144,646	5,452,826
Net assets with donor restrictions	3,815,848	2,420,438
Total net assets	4,960,494	7,873,264
Total liabilities and net assets	$11,387,554	$11,554,159

See accompanying notes.

TechSoup Global and Subsidiaries
Consolidated Statements of Activities and Changes in Net Assets
For the Years Ended June 30, 2019 and 2018

	2019			2018
	Without Donor	With Donor		Without Donor	With Donor
	Restrictions	Restrictions	Total	Restrictions	Restrictions	Total
Revenue and support
Program service fees	$25,842,655	$-	$25,842,655	$31,605,913	$-	$31,605,913
Grants and contributions	135,063	5,043,437	5,178,500	86,711	2,114,025	2,200,736
Donated goods and services	500	-	500	150,000	-	150,000
Membership revenues	331,434	-	331,434	237,025	-	237,025
Other income	21,117	-	21,117	11,910	-	11,910
Net assets released from restrictions	3,648,027	(3,648,027)	-	2,610,855	(2,610,855)	-
Total revenue and support	29,978,796	1,395,410	31,374,206	34,702,414	(496,830)	34,205,584
Expenses
Program services
Global Validation and Data Services	9,154,285	-	9,154,285	10,176,915	-	10,176,915
Apps4Good	5,816,997	-	5,816,997	5,936,603	-	5,936,603
NGO Technology Marketplace	11,824,171	-	11,824,171	11,202,960	-	11,202,960
Total program services	26,795,453	-	26,795,453	27,316,478	-	27,316,478
Supporting services
General and administrative	5,408,052	-	5,408,052	5,482,477	-	5,482,477
Fundraising and development	2,069,415	-	2,069,415	1,249,339	-	1,249,339
Total supporting services	7,477,467	-	7,477,467	6,731,816	-	6,731,816
Total expenses	34,272,920	-	34,272,920	34,048,294	-	34,048,294
Changes in net assets from operations	(4,294,124)	1,395,410	(2,898,714)	654,120	(496,830)	157,290
Foreign currency translation adjustment	(14,056)	-	(14,056)	(2,923)	-	(2,923)
Total changes in net assets	(4,308,180)	1,395,410	(2,912,770)	651,197	(496,830)	154,367
Net assets
Beginning of year	5,452,826	2,420,438	7,873,264	4,801,629	2,917,268	7,718,897
End of year	$1,144,646	$3,815,848	$4,960,494	$5,452,826	$2,420,438	$7,873,264

See accompanying notes.

TechSoup Global and Subsidiaries
Consolidated Statement of Functional Expense
For the year ended June 30, 2019

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$5,535,737	$2,913,822	$7,512,582	$15,962,141	$3,174,526	$1,423,829	$4,598,355	$20,560,496
Professional services	2,094,710	1,082,515	1,530,029	4,707,254	780,476	235,845	1,016,321	5,723,575
Rent	317,657	169,894	424,219	911,770	176,067	81,754	257,821	1,169,591
Equipment leasing and rental	286,735	161,812	385,548	834,095	159,053	73,794	232,847	1,066,942
Travel and conferences	208,906	314,095	208,910	731,911	140,221	51,645	191,866	923,777
Bank fees	2,932	4,711	749,303	756,946	15,197	156	15,353	772,299
IT maintenance and licenses	185,121	99,476	333,572	618,169	102,352	47,526	149,878	768,047
Grants paid to others	20,321	450,184	29,137	499,642	2,848	-	2,848	502,490
Outreach	136,686	71,585	160,455	368,726	66,224	42,750	108,974	477,700
Dues, fees, and subscriptions	72,211	108,879	92,831	273,921	140,419	40,492	180,911	454,832
Telecommunications	98,262	66,152	129,854	294,268	60,107	25,065	85,172	379,440
Accounting	-	-	-	-	223,161	-	223,161	223,161
Training and recruitment	8,745	59,910	17,965	86,620	124,795	1,742	126,537	213,157
Loss on currency exchange	1,827	191,112	6,872	199,811	6,106	-	6,106	205,917
Depreciation and amortization	44,513	29,482	59,446	133,441	24,672	11,456	36,128	169,569
Expendable equipment	42,019	22,747	50,383	115,149	20,055	9,172	29,227	144,376
Utilities	32,950	17,623	44,003	94,576	18,263	8,480	26,743	121,319
Repairs and maintenance	31,516	16,856	42,089	90,461	17,468	8,111	25,579	116,040
Insurance	-	-	-	-	109,618	-	109,618	109,618
Supplies	14,435	17,379	17,179	48,993	8,168	3,265	11,433	60,426
Postage	10,051	8,979	20,428	39,458	4,769	2,020	6,789	46,247
Printing	8,951	9,784	8,120	26,855	5,398	2,313	7,711	34,566
Interest Expense	-	-	1,246	1,246	28,089	-	28,089	29,335
Total	$9,154,285	$5,816,997	$11,824,171	$26,795,453	$5,408,052	$2,069,415	$7,477,467	$34,272,920

See accompanying notes.

TechSoup Global and Subsidiaries
Consolidated Statement of Functional Expense
For the year ended June 30, 2018

	Program Services				Supporting Services
	Global Validation and Data Services	Apps4Good	NGO Technology Marketplace	Total Program	General and Administrative	Fundraising and Development	Total Support	Total Expense
Expenses:
Personnel costs	$6,683,257	$3,080,030	$7,541,309	$17,304,596	$3,411,835	$846,908	$4,258,743	$21,563,339
Professional services	1,933,320	1,223,229	1,334,955	4,491,504	758,887	194,573	953,460	5,444,964
Rent	336,369	269,322	374,178	979,869	166,243	42,343	208,586	1,188,455
Telecommunications	349,711	186,359	393,944	930,014	174,660	43,759	218,419	1,148,433
IT maintenance and licenses	239,013	128,212	275,894	643,119	119,546	30,350	149,896	793,015
Travel and conferences	128,656	295,227	100,669	524,552	118,011	31,319	149,330	673,882
Bank fees	2,690	4,381	618,708	625,779	13,514	63	13,577	639,356
Grants paid to others	38,969	417,316	43,536	499,821	2,160	527	2,687	502,508
Depreciation and amortization	127,914	79,310	142,903	350,127	64,008	16,185	80,193	430,320
Dues, fees, and subscriptions	90,283	73,534	99,238	263,055	83,974	15,990	99,964	363,019
Outreach	95,245	49,870	106,405	251,520	48,760	12,052	60,812	312,332
Accounting	-	-	-	-	230,788	-	230,788	230,788
Training and recruitment	2,461	31,870	2,778	37,109	128,275	849	129,124	166,233
Expendable equipment	51,565	23,279	56,477	131,321	26,585	6,385	32,970	164,291
Insurance	-	1,183	-	1,183	98,061	-	98,061	99,244
Utilities	24,904	22,060	27,741	74,705	12,425	3,141	15,566	90,271
Loss on currency exchange	29,469	15,784	32,922	78,175	-	-	-	78,175
Repairs and maintenance	18,650	9,074	20,802	48,526	9,817	2,356	12,173	60,699
Supplies	12,616	12,487	10,699	35,802	7,238	1,137	8,375	44,177
Postage	3,568	4,538	12,164	20,270	2,968	441	3,409	23,679
Printing	5,990	7,991	5,108	19,089	3,589	674	4,263	23,352
Equipment leasing and rental	2,265	1,547	2,530	6,342	1,133	287	1,420	7,762
Total	$10,176,915	$5,936,603	$11,202,960	$27,316,478	$5,482,477	$1,249,339	$6,731,816	$34,048,294

See accompanying notes.

TechSoup Global and Subsidiaries
Consolidated Statements of Cash Flows
June 30, 2019 and 2018

	2019	2018
Cash flows from operating activities
Changes in net assets
Adjustments to reconcile results in operations to net cash (used in) provided by operating activities	$(2,912,770)	$154,367
Allowance for doubtful accounts	50,000	25,000
Depreciation and amortization	169,569	430,320
Changes in operating assets
Accounts receivable	(635,845)	674,277
Grants receivable	211,943	613,069
Prepaid expenses and other current assets	(356,469)	35,176
Deposits	(1,296)	452
Changes in operating liabilities
Accounts payable	651,993	834,863
Accrued vacation	103,045	(88,302)
Accrued liabilities	83,973	(77,622)
Deferred revenue	120,549	(61,178)
Deferred rent	(57,509)	(32,464)
Net cash (used in) provided by operating activities	(2,572,817)	2,507,958
Cash flows from investing activities
Purchases of property and equipment	(35,463)	(179,358)
Net cash used by investing activities	(35,463)	(179,358)
Cash flows from financing activities
Proceeds from notes payable	1,844,114	-
Net cash provided by financing activities	1,844,114	-
Net change in cash and cash equivalents	(764,166)	2,328,600
Cash and cash equivalents
Beginning of year	8,189,745	5,861,145
End of year	$7,425,579	$8,189,745
Supplementary information
Interest paid	$29,340	$-
Taxed paid	9,920	-
Donated software	500	150,000

See accompanying notes.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PROGRAMS

Mission Statement

To build a dynamic bridge that enables civil society organizations and changemakers around the world to gain effective access to the resources they need to design and implement technology solutions for a more equitable planet.

Nature of Organization

TechSoup Global (DBA TechSoup), a California nonprofit public benefit corporation established in 1987, embraces technology and innovation to accelerate social good. From the capabilities developed to support TechSoup’s award-winning technology donation program, has emerged a next-generation giving platform that has facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs that have benefited over 1.13 million non-governmental organizations (NGOs), nonprofits, charities, public benefit organizations, and libraries in 236 countries and territories since 2002.

TechSoup is pioneering new ways to connect sector needs with a more comprehensive set of resources, by engaging and broadening the vast ecosystem of social good. In this way, TechSoup supports its diverse social sector community in identifying the areas of greatest need, matching those needs with appropriate technological solutions and skills, and helping remove barriers to adoption of technology.

TechSoup has five operating subsidiaries: TechSoup Africa Enterprises Limited a trading company based in Kenya, TSL Enterprises S.A.S. a trading company based in the Republic of Colombia, TSE Enterprises Sp. Z O.O. a trading company based in Poland, The TechSoup Trust (formerly GuideStar International) a United Kingdom-based registered Charity and Company Limited by Guarantee, and Fundacja TechSoup, a Polish Public Benefit Foundation.

Fundacja TechSoup was incorporated in Poland on April 3, 2009, and began its operations in July 2009. TechSoup combined operations with The TechSoup Trust on March 26, 2010, after the Board of Directors of both organizations passed confirming resolutions. The TechSoup Trust, and Fundacja TechSoup are charitable nonprofit organizations focusing on technology capacity building for not-for-profit entities, civil society organizations, and social change agents around the world. TSE Enterprises Sp. Z O.O., was established on March 30, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSE Enterprises Sp. Z O.O. focuses on providing cloud based product subscriptions for charitable organizations in the European region. TechSoup Africa Enterprises Limited, was established on October 16, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TechSoup Africa Enterprises focuses on providing cloud based product subscriptions for charitable organizations in the African region. TSL Enterprises S.A.S., was established on November 26, 2018 as a for-profit wholly owned subsidiary of TechSoup Global. TSL Enterprises S.A.S. focuses on providing cloud based product subscriptions for charitable organizations in Latin America.

The consolidated financial statements include the accounts of TechSoup, TechSoup Africa Enterprises Limited, TSL Enterprises S.A.S., TSE Enterprises Sp. Z O.O., The TechSoup Trust, and Fundacja TechSoup, collectively known as TechSoup Global. All five subsidiaries are under common control.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup introduced a Direct Public Offering (DPO) to offer impact investment opportunities to people of all economic backgrounds with investment minimums as low as $50. TechSoup filed its first Regulation A offering statement to the SEC in August 2018 and was qualified on September 25, 2018 to raise up to $11.5 million. In August 2019, TechSoup submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019. All investments made in this offering are unsecured notes payable to the investors.

There are three tiers of investment levels:

●	Community capital note – annual interest of 2% and $50 minimum
●	Patient capital note – annual interest of 3.5% and $2,500 minimum
●	Risk capital note – annual interest of 5% and $50,000 minimum

TechSoup’s programs include the following:

NGO Technology Marketplace

TechSoup is a global marketplace of technology products, services, training, education, and content for nonprofits around the world. TechSoup’s product donation program helps more than 100 corporate donors distribute a retail volume of more than $1 billion annually in donated or specially-discounted technology and other critical resources. TechSoup Global Network served over 155,000 organizations with product and service donations in fiscal year 2019 and 159,000 in fiscal year 2018. As technology and technology delivery continues to change, TechSoup continues to evolve its traditional product donation program to increase the breadth of its offers to include more hardware, mobile, and cloud-based subscription offers. Additionally, through this next-generation technology marketplace, TechSoup also offers a variety of nonprofit specific programs and services such as online learning through TechSoup Courses, technology implementation and management services, and cloud migration consultation and services. Through its NGO technology marketplace, TechSoup has now facilitated over $12.3 billion of in-kind product philanthropy and an increasingly diverse set of philanthropic services and giving programs.

Global Validation and Data Services

As a result of decades of outreach and programmatic activity through the TechSoup Global Network, TechSoup has a rich repository of data records on approximately 1.13 million NGOs around the globe. This data allows TechSoup to efficiently and inexpensively validate the charitable status of organizations in 236 countries and territories, thereby enabling a wider range of stakeholders to give, receive, and share an even more diverse set of resources. Increasingly, donors and suppliers of various charity offers are using TechSoup’s global validation and data solutions, matching algorithms, and APIs to create their own direct offers for cloud technology, product donations, volunteer programs, employee giving, and philanthropic programs and services. Additionally, TechSoup utilizes its validation and legal expertise to power NGOsource, a program that streamlines the equivalency determination (ED) process for U.S. foundations, enabling them to efficiently provide grants to NGOs outside the United States. As of June 2019, grantmakers have requested more than 7,000 EDs for NGOs in 138 countries, and an estimated total of over $3 billion in international grant funding was facilitated by EDs completed by NGOsource.

Our growing circle of validation and data services clients is comprised of the largest publicly traded firms, socially minded early-stage firms, individual giving and employee giving and volunteering platforms, foundations and donor advised funds, intergovernmental organizations, and nonprofits that provide platforms for corporate philanthropy.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Apps4Good

Around the world, TechSoup supports a variety of issue-facing web and mobile application technology products that help communities achieve their objectives. TechSoup is often sought out to close the gap between big-picture vision and the ability to execute by facilitating design sessions, developing new technology interventions, and further developing and scaling existing tools. TechSoup helps to ensure that the best Apps4Good tools and educational resources are accessible around the globe.

Caravan Studios, an award-winning division of TechSoup, uses a community-centered design methodology to build and launch mobile apps that have been designed for, by, and with civil society groups for social good. Caravan has built a strong user base for its existing mobile apps, including Safe Shelter, Range, SafeNight, Worker Connect, and 4Bells. Caravan Studios also works with developers to build out their existing Apps4Good and connect their tools to a community of users, as was seen in the ByBus project in Brazil.

Fundacja TechSoup engages regional and local communities in open data, transparency and accountability, app development, educational programs, digital security, storytelling, and coding. Over the past three years, TechSoup has built upon its regional open data experience to build and strengthen bridges between civil society, governments, IT specialists, and tech activists through projects such as Tech4Stories, Apps4Citites, Megaphone, Meet&Code, and ICT4NGO.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation – The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Net assets, revenues, expenses, gains, and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, the net assets of TechSoup Global and changes therein are classified and reported as follows:

Net assets without donor restrictions – Net assets that are not subject to donor-imposed restrictions.

Net asset with donor restrictions – Net assets that are subject to donor-imposed restrictions that can be fulfilled by actions of TechSoup Global pursuant to those stipulations and/or expire with the passage of time, or maintain in perpetuity. Generally the donor of the net assets maintain in perpetuity permits TechSoup Global to use all or part of the income earned on related investments for general or specific purposes. At June 30, 2019 and 2018, TechSoup Global had no net assets required to be maintained in perpetuity.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues are reported as increases in net assets without donor restrictions unless the use of the related assets is limited by donor-imposed restrictions. Expenses are reported as decreases in net assets without donor restrictions. Expirations of restrictions on net assets (i.e., the donor-stipulated purpose has been fulfilled and/or the stipulated time period has elapsed) are reported as reclassifications between the applicable classes of net assets.

Principles of consolidation – The consolidated financial statements include the accounts of The TechSoup Trust, Fundacja TechSoup, TSE Enterprises Sp. Z O.O. in fiscal years 2019 and 2018 and TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. in fiscal year 2019, all of which are operating subsidiaries of TechSoup Global. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents – For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposit with initial purchased maturities of less than ninety days.

Restricted cash – Included in cash and cash equivalents are funds in an escrow account pledged to NonProfit Finance Fund as security for the loans. As of June 30, 2019 and 2018, cash restricted for these purpose was $200,000 and $0, respectively.

Accounts receivable – Accounts receivable represents trade receivables. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2019 and 2018, TechSoup Global determined an allowance of $75,000 and $25,000, respectively, was necessary for accounts receivable. Collection on accounts receivable are expected to be received within one year.

Grants receivable – Receivables represent contributions unconditionally promised and grants for which constructive delivery of service has been made, but which have not been received prior to year-end. TechSoup Global provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of June 30, 2019 and 2018, management has deemed all grants receivable collectible and has not provided a valuation allowance.

Property and equipment – Property and equipment purchased is recorded at cost. Assets acquired by contribution or bequest are stated at fair value at the date of donation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related depreciation are removed from the accounts and any gain or loss is included in operations. TechSoup Global capitalizes all individual property and equipment acquisitions in excess of $2,500.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of computer software, office equipment, and furniture and fixtures are principally as follows:

Computer software	3 years
Office equipment	3-5 years
Furniture and fixtures	3-7 years

Impairment of long-lived assets – TechSoup Global evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. As of years ended June 30, 2019 and 2018, no such write-downs have occurred.

Accrued vacation – TechSoup Global accrues a liability for vested vacations to which employees are entitled depending on the length of service and other factors. The accompanying consolidated financial statements include accrued vacation benefits of $1,423,075 and $1,320,030 for the years ended June 30, 2019 and 2018, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Rent - Deferred rent includes amounts paid by TechSoup Global’s landlord for fixtures and leasehold improvements at the inception of the lease. These amounts are being recognized as a reduction of rent expense over the term of the lease. In addition, the excess of rent expense over cash outlay is recorded as deferred rent. This will offset future rent expense when the cash outlay for rent increases occurs in accordance with the lease.

Revenue recognition – For fiscal year 2018/2019, TechSoup Global has adopted Accounting Standards Update No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. Received and Contributions. Management has undertaken a review of contracts and revenue streams for all of TechSoup Global’s net revenues.

TechSoup Global has opted for the modified retrospective method for the transition. Under this approach, entities must elect to apply the new revenue recognition model in Accounting Standards Committee (“ASC”) 606 to either all contracts or only those that are not completed as of the date of adoption. TechSoup Global has elected to apply ASC 606 to all contracts at the date of initial application. This approach would involve comparing how those contracts would have been recorded under ASC 606 with how they were actually recorded under legacy generally accepted accounting principles (“GAAP”). Any necessary adjustments would be recorded to opening net assets on the date of adoption (prior periods would not be restated).

Management reviewed the revenue lines reported on the consolidated statement of activities and assessed the possible accounting implications associated with ASC 606. Upon completion, management determined grants and contracts would need to be considered under the modified retrospective method. The other revenue lines, although they may have been subject to contracts with customers, did not require further attention because the contract terms were clearly defined and revenue recognition was proper.

TechSoup Global determines revenue through the following steps:

●	Identification of each contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when, or as, performance obligations are satisfied.

TechSoup Global accounts for a contract with a customer through the issuance of a term of user agreements and subscription agreements and when it has a legally enforceable contract with the customer, the arrangement identifies the rights of the parties, the contract has commercial substance, and TechSoup Global determines it is probable that it will collect the contract consideration. TechSoup Global recognizes revenue when control of the promised goods or services transfers to customers, in an amount that reflects the consideration TechSoup Global expects to be entitled to in exchange for those goods or services.

Contract and government grant revenues are recognized as net assets without donor restrictions as services are recognized in accordance with ASU 2018-08. Contract and government grants are considered to be a conditional contribution and the contribution is met when the services are performed and/or expenses are incurred.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Program Service fees in the accompanying consolidated financial statements incorporates three forms of revenue:

Client Supported Services are contracted services that are recognized as the related services are provided. Client Supported Service revenue is recognized when control of the promised goods or services is transferred to the client, typically at a point in time in an amount that reflects the consideration the client expects to be entitled to in exchange for those goods and services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the goods or services automatically terminate. Generally, fees are calculated based on percentage of the retail price of the products.

Validation Service Fees are recognized as revenue when services are provided to the client, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the services automatically terminate. Generally, fees are calculated based on the tier for each NGO validated.

Equivalency Determination (“ED”) Service Fees are performed on an as-requested basis, and are recognized as revenue when completed and determination results are reported to the clients, typically over a period of time in an amount that reflects the consideration the client expects to be entitled to in exchange for those services. TechSoup Global’s contracts do not contain general rights of return; however, customers typically have the right to terminate such contracts at any time without cause and without penalty after 30 days’ prior written notice. As customers have the unilateral, enforceable right to terminate their contracts for convenience by providing 30 days’ written notice without penalty or substantive compensation, the contracts are considered to be month-to-month contracts that renew automatically. In these month-to-month contracts, the contract term does not extend beyond the period that can be cancelled without penalty. Thus, the period for which enforceable rights and obligations exist does not extend past the 30 days’ written notice. In the event of such a termination, TechSoup Global must refund any prepaid fees that have not been earned by TechSoup Global. Upon expiration or termination of the applicable period, the customer’s rights to use the service automatically terminate. Generally, fees are calculated based on membership level and type of ED requested.

TechSoup Global recognizes Program Service Fees ratably over the contract term beginning on the date the goods or services are made available to the customer. All contracts are considered to be short-term in nature.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Practical Expedients Elected – As part of TechSoup Global’s adoption of ASC Topic 606, TechSoup Global elected to use the following practical expedients:

●	Not to adjust the promised amount of consideration for the effects of a significant financing component when TechSoup Global expects, at contract inception, that the period between TechSoup Global’s transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less;
●	Not to recast revenue for contracts that begin and end in the same fiscal year; and
●	Not to assess whether the promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Contributions received as well as collectible unconditional promises to give are recognized in the period the contribution is received. Contributions with donor-imposed restrictions are reported as revenues with donor restrictions. Net Assets with donor restrictions are classified to net assets without donor restrictions when the donor restrictions are satisfied. Contributions received with donor-imposed restrictions that are satisfied within the same reporting period are reported as without donor restrictions support in that period. Conditional contributions are recognized when the conditions on which they depend are substantially met.

In-kind contributions are recognized as revenue at the estimated fair value at the date of the gift. TechSoup Global received in-kind contributions of $500 and $150,000 for the years ended June 30, 2019 and 2018, respectively, consisted of donated software licenses, professional services, and rent.

Contributions of donated goods and services are recorded at their fair values in the period received. Donated services are recognized as contributions if the services (a) create or enhance non-financial assets or (b) require specialized skills, are performed by people with those skills, and would otherwise be purchased by TechSoup Global.

Membership dues are deferred and recognized in the period to which they relate.

Deferred revenue represents application deposits received from customers for qualification, verification, and back orders.

The following table presents TechSoup Global program service fees for the year ended June 30, 2019 and 2018 disaggregated based on the revenue source:

Revenue Driver	Timing of Recognition	June 30, 2019	June 30, 2018
Client Support Services	Point in time	$23,221,557	$29,202,884
Validation Services	Period of time	629,896	546,208
Equivalency Determination	Period of time	1,991,202	1,856,821
Membership	Over time period	331,434	237,025

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Outreach – Outreach costs are expensed as incurred. Outreach expense amounted to $477,700 and $312,331 for the years ended June 30, 2019 and 2018, respectively.

Functional allocation of expenses – In accordance with ASC 958-225, TechSoup Global classifies costs incurred in the accompanying statement of activities by the cost’s functional nature. Program expenses are costs related to providing the various programs and other activities in accordance with its mission to build a dynamic bridge that leverages technology to enable connections and innovative solutions for a more equitable planet. Management and general administrative expenses are costs related to administering the day-to-day activities of TechSoup Global. These expenses do not directly relate to TechSoup Global’s purpose and typically include costs for activities such as accounting, outreach, privacy/security management, and governance. The financial statements report certain categories of expenses that are attributed to both program and supporting functions. Therefore, expenses require allocation on a reasonable basis that is consistently applied. TechSoup Global allocates expenses on the basis of estimates of time and effort.

Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign currency translation – All assets and liabilities were translated at the exchange rate on the consolidated statement of financial position date, net assets are translated at the historical rates, and consolidated statements of activities and changes in net assets are translated at the weighted average exchange rate for the period being reported. The currency translation for assets and liabilities at the exchange rate on the consolidated statement of financial position date is shown after the change in net assets from operation on the consolidated statements of activities and changes in net assets, whereas gains and losses on currency transactions during the year are reported as a component of program expenses in the consolidated statements of activities and changes in net assets.

Reclassifications – Certain reclassifications have been made to the June 30, 2018 consolidated financial statements to conform to the June 30, 2019 presentation.

Recent accounting implemented pronouncements – In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 2018, FASB issued ASU No. 2018-08, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. This new standard provides a framework for determining whether a contribution is conditional or unconditional which will impact the timing of revenue recognition. An unconditional contribution is recognized immediately whereas a conditional contribution cannot be recorded until the conditions have been met. A contribution is conditional if it includes both a right of return to the asset provider or a right of release from the obligation to provide funds/assets and one or more barriers to be overcome before the organization is entitled to the assets transferred or promised.

In August 2016, the FASB issued ASU No. 2016-14, Not-for-Profit Entities (Topic 958): Presentation of Financial Statements of Not-for-Profit Entities ASU 2016-14, which improves the current net asset classification requirements and the information presented in financial statements and notes about an entity’s liquidity, financial performance, and cash flows. The update replaces the requirement to present three classes of net assets with two classes, net assets with donor restrictions and net assets without donor restrictions. The update also removes the requirement to present or disclose the indirect method (reconciliation) if using the direct method for the statement of cash flows as well as adds several additional enhanced disclosures to the notes.

TechSoup Global has evaluated these new standards and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls. These amendments in this update are adopted in fiscal year 2018/2019

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost less accumulated depreciation and amortization, at June 30:

	2019	2018
Computer software	612,133	951,271
Equipment and furniture	1,622,843	1,664,961
Total	2,234,976	2,616,232
Less: accumulated depreciation and amortization	(2,034,979)	(2,282,129)
	$199,997	$334,103

Depreciation and amortization of property and equipment and software amounted to $169,569 and $430,320 for the fiscal years ended June 30, 2019 and 2018, respectively.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions were available as follows on June 30:

	2019	2018
NGO Technology Marketplace	783,676	$152,416
Global Validation and Data Services	1,207,900	954,464
Apps4Good	1,824,272	1,313,558
	$3,815,848	$2,420,438

Net assets with donor restrictions are expected to be spent within one year.

Net assets with donor restrictions that were released from donor restrictions by incurring expenses satisfying the purposes specified by donors are noted as follows for the years ended June 30:

	2019	2018
NGO Technology Marketplace	$287,591	$396,581
Global Validation and Data Services	1,061,064	293,454
Apps4Good	2,299,372	1,920,820
	$3,648,027	$2,610,855

NOTE 5 – LIQUIDITY AND AVAILABILITY OF FUNDS

TechSoup Global financial assets available within one year of the consolidated statement of financial position date for general expenditures are as follows:

Financial assets
Cash and cash equivalents	$7,425,579
Accounts receivable, net	2,011,973
Grants receivable	493,050
Financial assets, at June 30, 2019	9,930,602

Less those unavailable for general expenditure within one year, due to:
Cash Collateral to secure loan	(200,000)
Financial assets available to meet cash needs for general expenditures within one year	$9,730,602

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TechSoup Global has $9,730,602 of financial assets available within one year of the consolidated statement of financial position date to meet cash needs for general expenditures consisting of substantially cash of $7,225,579, accounts receivable of $2,011,973, and grants receivable of $493,050. Except for the $200,000 cash collateral to secure loan, none of the other financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditures within one year of consolidated the statement of financial position. The contribution receivables are subject to implied time restrictions but are expected to be collected within one year. TechSoup Global structure its financial assets including net assets with donor restrictions to be available as its general expenditures, liabilities, and other obligations come due. As described in Note 6, TechSoup Global also has a loan agreement in the amount of $4,000,000, which it could draw upon in the event of an unanticipated liquidity need.

NOTE 6 – NOTES PAYABLE

TechSoup Global has a working capital loan agreement with Nonprofit Finance Fund which was executed as of December 21, 2018. The line allows for total borrowings of up to $4,000,000 at the fixed interest rate of 6.25% per annum. There is a two-year “interest only” period, followed by a three-year period with monthly equal repayments against the loan including interest and principal. TechSoup Global established a cash collateral account pledged to NFF to secure the loans. There was $500,000 loan balance outstanding and $200,000 deposited into the cash collateral account on June 30, 2019.

There are certain financial and non-financial debt covenants under the loan agreement with Nonprofit Finance Fund as of June 30, 2019.

As mentioned in Note 1, TechSoup Global introduced DPO to offer impact investment opportunities with investment minimums as low as $50. These unsecured notes accrued interest of 2% to 5% depending on the investment levels and mature in 5 years. There was $1,342,700 balance in DPO notes at June 30, 2019.

	Payments Due by period
Long Term Notes	Total amounts	1 year	2 to 3 years	4 to 5 years
Nonprofit Finance Fund Loan	$500,000	$-	$197,917	$364,583
DPO Notes	1,342,700	65,731	132,444	1,470,559
Total notes payable	$1,842,700	$65,731	$330,361	$1,835,142

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash – TechSoup Global maintains its cash balances at various banks in the United States and at various foreign banks in Poland and England. The Federal Deposit Insurance Corporation (FDIC) insures account balances at the U.S. Banks up to $250,000 per institution. Cash held by banks in England and Poland are fully secured by Financial Services Compensation Scheme (FSCS) which protects up to GBP 85,000 (approximately $110,120) and by the Bank Guaranty Fund (BGF) which protects up to PLN (Polish Zloty) equivalent of 100,000 Euros (approximately $111,560), respectively.

Revenue and receivables – TechSoup Global receives more than half of its revenue from validation service fees related to the distribution of donated software. A significant reduction in the level of software donations, if this were to occur, could have an effect on TechSoup Global’s programs and activities.

Certain grant awards require the fulfillment of certain terms as set forth in the grant instrument. Failure to fulfill the conditions could result in the return of the funds to the grantors. TechSoup Global deems this contingency remote since by accepting the grants and their terms, it has accommodated the objectives of TechSoup Global to the provisions of the grants. TechSoup Global’s management is of the opinion that TechSoup Global has complied with the terms and conditions of all the grants.

NOTE 8 – LEASE COMMITMENTS

As of June 30, 2019, TechSoup Global is obligated under several operating leases for office space located in San Francisco, California; Corinth, Mississippi, London, England; and Warsaw, Poland. The leases expire on varying dates through September 30, 2020.

Future minimum lease payments under all these lease agreements as of June 30, 2019, are as follows:

Year Ending	Amount
2020	1,147,407
2021	263,032
$1,410,439

The TechSoup Trust’s office in the United Kingdom is under a lease agreement that may be terminated by either party with three months’ advance notice. The lease agreement began on August 2018 through July 2020 and rent expense is GBP 1,100 per month (approximately $1,456) as of June 30, 2019.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fundacja TechSoup’ office lease in Poland is under a non-cancelable operating lease agreement through September, 2020. The total rent expense is PLN 36,988 per month (approximately $9,617) as of June 30, 2019.

Rent expense under operating lease agreements for the fiscal years ended June 30, 2019 and 2018, amounted to approximately $1,169,591 and $1,188,455, respectively.

NOTE 9 – RETIREMENT PLAN

TechSoup Global has a defined contribution retirement plan (“the Plan”) as established under Internal Revenue Code Section 403(b). Anyone employed by TechSoup Global on June 30th is eligible for participation in the Plan. For each Plan year, the Board of Directors of TechSoup Global determines the amount (if any) to be contributed to the Plan. Total contributions made by TechSoup Global to the Plan amounted to $0 and $271,167 for the years ended June 30, 2019 and 2018, respectively.

NOTE 10 – DONATED GOODS AND SERVICES

Donated goods and services of $500 and $150,000 for the years ended June 30, 2019 and 2018, respectively, consisted of donated software licenses, professional services, and rent.

NOTE 11 – INCOME TAXES

TechSoup Global is a not-for-profit organization, exempt from federal income tax under Section 501(c)(3) of the U.S. Internal Revenue Code, and contributions to it are tax deductible as prescribed by the Code. TechSoup Global is also exempt from California franchise tax under Section 23701d of the California Revenue and Taxation Code.

TechSoup Global assesses its accounting for uncertainties in income taxes recognized in its consolidated financial statements and prescribes a threshold of “more likely than not” for recognition and derecognition of tax positions taken or expected to be taken in the tax returns. There was no material impact on TechSoup Global’s consolidated financial statements as a result of the adoption of this policy.

The TechSoup Trust, a UK charity and company limited by guarantee, and Fundacja TechSoup, a Polish public benefit foundation, are both tax exempt organizations under their respective country’s income tax codes.

Management evaluated TSE Enterprises Sp. Z O.O., TechSoup Africa Enterprises Limited and TSL Enterprises S.A.S. tax position and determined no uncertain tax position that requires adjustment to the consolidated financial statements. Therefore no provision or liability for income taxes had been included in the consolidated financial statements.

NOTE 12 – CONTINGENCIES

In the ordinary course of conducting its business, TechSoup Global may be subjected from time to time to loss contingencies arising from general business matters or lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on TechSoup Global’s consolidated financial position or results of future operations.

TECHSOUP GLOBAL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the consolidated statement of financial position date, but before the consolidated financial statements are available to be issued. TechSoup Global recognizes in the consolidated financial statements the effects of all significant subsequent events that provide additional evidence about conditions that existed at the date of the consolidated statement of financial position, including the estimates inherent in the process of preparing the consolidated financial statements.

TechSoup Global submitted its second Regulation A offering statement to the SEC and was qualified on September 26, 2019, refer to Note 1. As a result TechSoup Global originated $1,842,700 in loans as of June 30, 2019.

TechSoup Global has evaluated subsequent events through October 24, 2019, the date the consolidated financial statements are available to be issued, and have determined that there are no other subsequent events that require additional recognition or disclosure.

SUPPLEMENTARY INFORMATION

Item 8. Exhibits

INDEX TO EXHIBITS

Description of Exhibits

EX1A – 2A(i).	Articles of Incorporation*
EX1A – 2A(ii).	Amended Articles of Incorporation (changed name to TechSoup)*
EX1A – 2B.	Bylaws*
EX1A – 3A.	Community Investment Note*
EX1A – 3B.	Patient Capital Note*
EX1A – 3C.	Risk Capital Note*
EX1A – 4A.	Community Investment Agreement*
EX1A – 4B.	Patient Capital Agreement*
EX1A – 4C.	Risk Capital Agreement*
EX1A – 6A.	Microsoft Nonprofit Fulfillment Agreement*
EX1A – 6B.	Microsoft MOU Agreement*
EX1A - 6C.	Bequia Securites Issuer Agreement*
EX1A - 6D.	Goldstar Escrow Agreement*
EX1A – 6E.	TechSoup Global Network Master Partner Agreement*
EX1A – 8.	SVX US Platform Services Agreement*
EX1A – 15	TechSoup Global Network Partners List*

*	Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechSoup Global, a California 501(c)(3) Nonprofit Public Benefit Corporation

By

Signature	/s/ Rebecca Masisak
Name	Rebecca Masisak
Title	Chief Executive Officer & Board Member
Date	October 30, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Financial Officer
Date	October 30, 2019

Signature	/s/ John McDermott
Name	John McDermott
Title	Principal Accounting Officer
Date	October 30, 2019

Signature	/s/ Ken Tsunoda
Name	Ken Tsunoda
Title	Vice President, Development
Date	October 30, 2019

Signature	/s/ Clem Bason
Name	Clem Bason
Title	Chair, TechSoup Board of Directors
Date	October 30, 2019